Nixon Peabody LLP

1100 Clinton Square

Rochester, New York 14604

June 9, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Catherine T. Brown

Re: Corning Natural Gas Corporation.

Registration Statement of Form S-1, File No. 333-166008, filed April 12, 2010, as amended by Amendment No. 1, filed May 10, 2010

Current Report on Form 8-K, File No. 000-00643, filed July 2, 2009

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Corporation (the "Company") to your letter, dated May 25, 2010, and supplemented by your letter of May 27, 2010, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Company's filings listed above. For your convenience, the comments are reproduced below before the Company's answers.

May 25 Letter:

Amendment No. 1 to Registration Statement on Form S-1

General

1. We reviewed your free writing prospectus filed May 11, 2010 and, in particular, the disclosure in the second paragraph that "[t]he additional equity will extend the ability of the company to participate in Marcellus Shale gas transportation..." Please revise your prospectus to describe how the additional equity generated through the rights offering will extend your ability to participate in this project.

Company response: The Company has revised the prospectus forming a part of Amendment No. 1 to the Registration Statement on Form S-1, File no. 333-166008 ("Prospectus") to expand the description of the proposed capital improvements. Under the heading "About Corning Natural Gas Corporation - Our Operating and Growth Strategy" on page 16, the Company now refers to using some of the proceeds to upgrade pipelines to transport gas produced in the Marcellus shale formations in northern Pennsylvania to the Company's service area and, potentially, to storage locations and interstate pipeline connections.

Frequently Asked Questions About the Rights Offering, page 4

Q. What should I do if I have other questions?, page 7

2. We note that you changed the phone number for your subscription agent under this heading

Securities and Exchange Commission

June 9, 2010

and the heading "Guaranteed Delivery Procedures" on page 16 but that these phone numbers are not the same number you include elsewhere in your prospectus or in Appendix A. We also note that the phone number included in the "President's Letter" filed as a free writing prospectus on May 11, 2010 is not a toll-free number and also is different from all of the other phone numbers. Please revise, as appropriate.

Company response: The telephone numbers in the Prospectus and a revised Free Writing Prospectus have been conformed to the correct toll-free number.

Summary of the United States Federal Income Tax Consequences

3. It appears that your tax counsel has provided a short-form tax opinion. The exhibit 8 short-form opinion and prospectus both must clearly state that the discussion in the prospectus under the heading "Summary of the United States Federal Income Tax Consequences" is counsel's opinion. It is not acceptable for the short-form opinion to state that the opinion "relates to the accuracy of the information set forth" under this heading or "that the discussion under [this heading] fairly summarizes the federal income tax considerations . . ." Please revise the prospectus and have counsel revise its short-form tax opinion to clearly state that the discussion in the prospectus is counsel's opinion.

Company response: The comment has been addressed in both the Prospectus and a revised opinion filed as Exhibit 8.1.

Where You Can Find More Information, page 21

4. With your next amendment, please revise to include your Quarterly Report on
Form 10-Q filed on May 12, 2010.

Company response: The comment has been reflected in the Prospectus on page 33.

Appendix A - Form of Instructions as to Use of Coming Subscription Rights Certificate and Appendix B - Form of Subscription Rights Certificate

5. We reviewed your response to comment three in our letter dated May 4, 2010 and reissue this comment with respect to Appendix A and Appendix B.

Company response: The two Appendices have been revised to reflect that if the Company determines to extend the offering, it would be for a period not longer than an additional 30 days.

Securities and Exchange Commission

June 9, 2010

Exhibit 8.1- Opinion of Nixon Peabody LLP

6. Please have counsel revise its opinion consistent with comment three above.

Company response: The opinion has been amended and is re-filed as Exhibit 8.1 to Amendment No. 2 to the Registration Statement (the "Registration Statement").

7. We note that counsel's opinion is expressed as of its date and that counsel "undertakes no obligation to advise you of changes in law which may occur after" May 10, 2010. Since the opinion must speak to the date of effectiveness, please have counsel delete this statement or file an updated opinion at the date of effectiveness.

Company response: The opinion filed as Exhibit 8.1 to the Registration Statement has been so revised.

Current Report on Form 8-K filed July 2, 2009

8. We understand you are preparing additional information for the staff to consider in response to comment 21 in our letter dated May 4, 2010. We will consider your response to this comment in more detail upon receipt of the additional information.

Company response: The Company submitted a supplemental response as correspondence on May 25, 2010. Please see the response to the letter of May 27, 2010, below.

Quarterly Report on Form 10-Q filed May 12, 2010 Exhibit 32.1

9. We note that the Section 906 officer certifications furnished as Exhibit 32.1 to your Form 10-Q for the fiscal quarter ended March 31, 2010 reference the Form 10-Q for the period ending December 31, 2009. Please file an amended Form 10-Q with revised Section 906 certifications that reference the correct report.

Company response: A revised Quarterly Report on Form 10-Q/A containing the corrected Exhibit 32.1 was filed on May 26, 2010.

Securities and Exchange Commission

June 9, 2010

May 27 Letter:

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please provide disclosure in the registration statement indicating that you failed to comply with Exchange Act Rule 13e-4 in connection with the amendment of your warrant agreement to reduce temporarily the per warrant cash exercise price from $19.00 to $15.00 From July 6, 2009 to August 5, 2009, as reported in your Current Report on Form 8-K filed with us on July 2, 2009. Please also disclose potential consequences resulting from such failure.

Company response: The Company has amended the disclosure under the heading "Risk Factors - Risks Related to Corning" on page 13 to include a discussion of its non-compliance with the tender offer rules and the potential consequences of the failure as discussed with the SEC staff in the Office of Mergers and Acquisitions.

Conclusion

We have discussed with the Company the following and the Company acknowledges that:

  if the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

Please call me if you have any questions with respect to the foregoing. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean